Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Predecessor Entity		Successor Entity
	Year ended December 31, 2007	January 1 to January 31, 2008	February 1 - December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010	For the Year Ended December 31, 2011	For the Nine Months Ended September 30, 2011	For the Nine Months Ended September 30, 2012

Earnings:
Loss from continuing operations before income taxes	$(176,932)	$(322,337)	$(995,960)	$(770,662)	$(534,147)	(489,387)	$(481,281)	$(143,408)

Fixed charges	1,074,090	86,659	1,369,513	1,450,845	1,485,094	1,445,242	1,092,021	1,058,404
Income (loss) from equity investees	7,237	(15)	17,127	(27,850)	(1,764)	24,658	24,658	—
Amortization of capitalized interest	25,605	2,493	27,361	39,724	33,950	37,997	26,860	32,398
Interest Capitalized	(56,860)	(4,745)	(60,943)	(78,836)	(99,366)	(129,168)	(95,101)	(102,148)

Total adjustments	1,050,072	84,392	1,353,058	1,383,883	1,417,914	1,378,729	1,048,438	988,654

Earnings adjusted for fixed charges	$873,140	$(237,945)	$357,098	$613,221	$883,767	$889,342	$567,157	$845,246

Fixed charges:
Interest expensed and capitalized, including amortization of expenses related to indebtedness	$1,068,225	$86,193	$1,363,361	$1,445,113	$1,479,902	$1,440,692	$1,088,614	$1,055,019
Portion of rent expense representative of interest (1)	5,865	466	6,152	5,732	5,192	4,550	3,407	3,385

Total fixed charges	$1,074,090	$86,659	$1,369,513	$1,450,845	$1,485,094	$1,445,242	$1,092,021	$1,058,404

Ratio of earnings to fixed charges (2)	—	—	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$200,950	$324,604	$1,012,415	$837,624	$601,327	$555,900	$524,864	$213,158

Notes:

(1) -	One third of rent expense is deemed to be representative of interest.
(2) -	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) from continuing operations before income taxes less capitalized interest, plus amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), capitalized interest and the portion of operating rental expense that our management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges is not presented for the periods in which earnings were inadequate to cover fixed charges. See the Deficiency of earnings available to cover fixed charges line above for the amount of the deficiency. The ratio of earnings to fixed charges excludes the impact of Refinancings.